UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 9, 2007	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Eastern Airlines Corporation Limited.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

(1) SUBSCRIPTION OF NEW H SHARES BYSINGAPORE AIRLINES
LIMITED AND TEMASEK

(2) SUBSCRIPTION OF NEW H SHARES BY CHINA EASTERN AIR
HOLDING COMPANY AND CONNECTED TRANSACTION

(3) RESUMPTION OF TRADING IN H SHARES

Reference is made to the announcement published by the Company dated 2 September 2007 in respect of a proposed strategic investment by SIA and Temasek in the Company.

On 9 November 2007, SIA and Temasek entered into the Investor Subscription Agreement with the Company. Pursuant to the Investor Subscription Agreement, SIA and Temasek will, at the subscription price of HK$3.80 per share, subscribe in cash for 1,235,005,263 new H Shares and 649,426,737 new H Shares in the Company respectively. Immediately after completion of the Share Subscriptions, SIA and Temasek will hold new H Shares in the Company representing approximately 15.73% and 8.27% of the total enlarged share capital of the Company respectively.

Simultaneously with the entering into of the Investor Subscription Agreement, CEA Holding entered into the CEA Holding Subscription Agreement with the Company. Pursuant to the CEA Holding Subscription Agreement, CEA Holding will, at the subscription price of HK$3.80 per share, subscribe in cash for 1,100,418,000 new H Shares in the Company. Immediately after completion of the Share Subscriptions, CEA Holding will hold new H Shares which together with the A Shares it already holds will represent in aggregate 51.00% of the total enlarged share capital of the Company.

Completion of the Investor Subscriptions and the CEA Holding Subscription will be inter-conditional and will take place simultaneously. The total proceeds of the Share Subscriptions will be approximately HK$11,342,430,000 before deduction of expenses, and will strengthen the financial position of the Company.

On the date of the subscription agreements, CEA Holding entered into the Shareholders Agreement with SIA and Temasek. Under the Shareholders Agreement, CEA Holding, SIA and Temasek have agreed on certain matters relating to the Company and their respective shareholding interests in the Company. On the same date, the Company entered into the Cooperation Agreement and the Personnel Secondment Agreement with SIA.

In accordance with the Company’s articles of association and applicable Listing Rules, the issue of new H Shares pursuant to the Share Subscriptions is required to be subject to approval of shareholders of the Company by way of special resolutions at a general meeting and separate class meetings. CEA Holding and its associates will abstain from voting at the general meeting and the class meeting of holders of A Shares convened for approving such issue.

Independently of the above approval requirements, since CEA Holding is the controlling shareholder, and hence a connected person of the Company, the issue of new H Shares to CEA Holding pursuant to the CEA Holding Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that chapter. An Independent Board Committee comprising the independent non-executive directors of the Company will be formed to advise Independent Shareholders of the Company on the terms of the CEA Holding Subscription. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the same. In respect of the CEA Holding Subscription, the Company will convene a general meeting for the Independent Shareholders to consider and, if thought fit, to approve the issue of new H Shares to CEA Holding pursuant thereto.

A circular containing further details of the Investor Subscriptions and the CEA Holding Subscription as well as other related matters, together with notices of the various shareholders meetings, will be issued by the Company and despatched to its shareholders in due course.

At the request of the Company, trading in the H Shares of the Company on the Stock Exchange was suspended with effect from 9:30 a.m. on 5 November 2007 pending the release of this announcement. The Company has made an application to the Stock Exchange for the resumption of trading in its shares on the Stock Exchange with effect from 9:30 a.m. on 12 November 2007.

INTRODUCTION

The Company announced on 2 September 2007 that the Company and CEA Holding had reached commercial consensus with SIA and Temasek regarding the basis on which SIA and Temasek will proceed with a proposed strategic investment in the Company by way of subscription of new H Shares. The commercial consensus was reflected in a heads of agreement entered into by the Company, CEA Holding, SIA and Temasek on 2 September 2007.

The Directors are pleased to announce that, following further discussions, SIA and Temasek entered into the Investor Subscription Agreement with the Company on 9 November 2007. Simultaneously with the entering into of the Investor Subscription Agreement, CEA Holding entered into the CEA Holding Subscription Agreement with the Company. On the same date, CEA Holding, SIA and Temasek entered into the Shareholders Agreement, and the Company and SIA entered into the Cooperation Agreement and the Personnel Secondment Agreement.

SUBSCRIPTION OF NEW H SHARES BY SIA AND TEMASEK

Investor Subscription Agreement dated 9 November 2007

Parties

(1)	The Company as the issuer.

(2)	SIA as a subscriber.

(3)	Temasek as a subscriber.

Number of new H Shares subscribed for

SIA and Temasek will subscribe for 1,235,005,263 new H Shares and 649,426,737 new H Shares respectively. Such new H Shares represent approximately 25.38% and 13.34% respectively of the existing issued share capital of the Company. Immediately after completion of the Share Subscriptions (which include the CEA Holding Subscription described below), SIA and Temasek will hold new H Shares representing approximately 15.73% and 8.27% of the issued share capital of the Company as enlarged by the issue of the Investor Subscription Shares and the CEA Holding Subscription Shares.

Application will be made by the Company to the Stock Exchange for the granting of the listing of, and permission to deal in, all the Investor Subscription Shares.

Subscription price

HK$3.80 per H Share. The aggregate subscription price of HK$7,160,841,600 will be payable in cash upon completion of the Investor Subscriptions. The subscription price was agreed after arm’s length negotiations between the parties.

The subscription price, determined by reference to the trading prices of H Shares in May 2007, represents a premium of 1.9% as compared to the closing price of HK$3.73 per H Share on 21 May 2007, the last trading day prior to the suspension of trading in the Company’s shares on 22 May 2007. Trading in the Company’s shares was resumed on 3 September 2007 after the entering into of the heads of agreement by the Company, CEA Holding, SIA and Temasek on 2 September 2007.

Compared to the closing price of HK$7.69 per H Share on 2 November 2007 (the last trading day prior to this announcement), the subscription price represents a discount of 50.59%. Compared to the average of the H Share closing prices on the five consecutive trading days immediately prior to this announcement, the subscription price represents a discount of 53.20%. Compared to the net asset value per share of the Company as at 30 June 2007 (unaudited), the subscription price represents a premium of 464.95%.

Conditions precedent

Completion of the Investor Subscriptions is conditional upon certain conditions which include:

(1)
the receipt of all the licenses, authorisations, permits, consents and approvals from the relevant approval authorities and other relevant approvals for the Investor Subscriptions and the CEA Holding Subscription and the transactions contemplated under the Investor Subscription Agreement and the CEA Holding Subscription Agreement;

(2)
the approvals by the shareholders of the Company at a general meeting and class meetings for the issue of new H Shares pursuant to the Investor Subscriptions and the CEA Holding Subscription and for the adoption of the revised articles of association of the Company;

(3)
simultaneous completion of the CEA Holding Subscription (in other words, completion of the Investor Subscriptions and completion of the CEA Holding Subscription are inter-conditional and are required to take place simultaneously);

(4)	the Shareholders Agreement not having been terminated;

(5)	the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the Investor Subscription Shares and the CEA Holding Subscription Shares; and

(6)	the subscribers receiving a legal opinion from the Company’s PRC legal advisors in an agreed form.

Completion will take place on the second business day after the satisfaction of the conditions precedent or on such other date as the parties may agree. If the conditions precedent have not been satisfied or waived on or before 9 August 2008, the Investor Subscription Agreement will automatically terminate.

Other key terms of the Investor Subscription Agreement

–	Board representation

For so long as SIA will be entitled to nominate at least one Director to the Board under the Shareholders Agreement (such right is described in more details below), SIA will have the right to nominate one person as a director of each of the key subsidiaries of the Company.

The Company will take reasonable actions to facilitate the appointments and the continued memberships of the persons whom SIA and Temasek are entitled to nominate to the Board under the Shareholders Agreement (such rights are described in more details below) and the persons whom SIA is entitled to nominate as directors of the key subsidiaries of the Company.

–	Board committee representation

The Company will take reasonable actions to facilitate the appointments and the continued memberships of the persons whom SIA and Temasek are entitled under the Shareholders Agreement to nominate as members of the Board committees (such right is described in more details below).

–	Finance committee

The Company will establish a finance committee as a board committee to study and review and make proposals to the Board on certain financial matters of the Group.

–	Management representation

SIA has the right to nominate its personnel to certain executive positions of the Company pursuant to the Personnel Secondment Agreement. The Company will consult and discuss with SIA in relation to the nomination of the president of the Company. The President of the Company will also discuss with the Chief Executive Officer of SIA in relation to the nomination of four positions in the Company, namely, the head of sales and marketing, head of planning, head of finance and head of operations (if such position is created in the future).

–	Transfer restrictions

Subject to certain exceptions, SIA and Temasek will not dispose of any of the Investor Subscription Shares or Additional Shares arising therefrom within the Lock-up Period. The transfer restrictions will cease if the Company is in material breach of certain provisions of the Investor Subscription Agreement or if CEA Holding is in material breach of certain provisions of the Shareholders Agreement.

–	Anti-dilution rights

Subject to applicable laws, SIA is entitled to subscribe for additional shares in the Company in order to maintain its percentage shareholding of 15.73% of the total issued share capital of the Company as a result of an issue of any share capital of the Company or an issue of any securities convertible into or exchangeable into any shares of the Company or any warrants or other rights to subscribe for any shares of the Company.

The exercise of the anti-dilution rights will be subject to the satisfaction of all necessary legal and regulatory requirements (including those under the Listing Rules). Thus, if the current provisions under Chapter 14A of the Listing Rules remain unchanged at the time of the exercise of the anti-dilution rights, the exercise of such rights will be subject to approval by Independent Shareholders.

–	Future increase in shareholding percentage

Subject to applicable laws, SIA has the right to increase its percentage shareholding in the Company when PRC foreign ownership restriction laws are relaxed.

–	Non-competition

Subject to certain exceptions, the Company has undertaken to SIA not to issue any of the Company’s securities to any competitor of SIA or any affiliate of such competitor other than a PRC airline company. The Company has also undertaken to SIA that it will not, and will procure that its subsidiaries will not, make any investments in, or provide certain types of financing to, any competitor of SIA or any affiliate of such competitor (other than a PRC airline company or an affiliate of a PRC airline company).

SIA has undertaken not to transfer any of the Company’s securities to any competitor of the Company or any affiliate of such competitor. SIA has also undertaken that, for so long as it holds any interest in securities in the Company, it will not make any new investments in, or provide certain types of financing to, a PRC airline company or an affiliate of a PRC airline company where SIA does not already have any interest, provided that this restriction does not prohibit SIA from making any further investment in, or provide any financing to, the Company and Great Wall Airlines.

The Company and SIA will jointly discuss and decide whether the Company will join a global alliance that competes with the global alliance that SIA is in.

–	Exclusivity

The Company has undertaken that it and its subsidiaries shall not enter into any discussion or transaction prior to completion in relation to the sale of any shares or securities of the Company or its subsidiaries or any other transaction that will have the effect of frustrating the purpose or interest of the transactions contemplated under the Investor Subscription Agreement.

–	Representations and warranties

The Company has provided customary representations and warranties to SIA and Temasek.

–	Termination of Investor Subscription Agreement

Each of SIA, Temasek and the Company may terminate the Investor Subscription Agreement prior to completion if there is any change in law that materially restricts or prohibits the consummation of any of the transactions contemplated under the Investor Subscription Agreement.

SIA and Temasek may terminate the Investor Subscription Agreement prior to completion if (subject to certain exceptions) there is any material change to the financial condition or business or prospects of the Company or any of its subsidiaries that materially and adversely affects the Group as a whole or if the Company is in breach of certain provisions on exclusivity and non-competition. In addition, SIA and Temasek may also terminate the Investor Subscription Agreement prior to completion if the Company is in breach of any warranties given and such breach has a material adverse effect on the Group as a whole.

The Company may terminate the Investor Subscription Agreement prior to completion if (subject to certain exceptions) there is any material change to the financial condition or business or prospects of SIA that materially and adversely affects SIA and its subsidiaries as a whole.

–	Termination of strategic investor rights

The rights of SIA with respect to management representation, anti-dilution, non-competition and future increase in shareholding percentage will terminate if SIA ceases to hold (subject to certain cure periods) at least 10% of the issued share capital of the Company.

SUBSCRIPTION OF NEW H SHARES BY CEA HOLDING

CEA Holding Subscription Agreement dated 9 November 2007

Parties

(1)	The Company as the issuer.

(2)	CEA Holding as the subscriber.

Number of new H Shares subscribed for

CEA Holding will subscribe for 1,100,418,000 new H Shares. Such new H Shares represent approximately 22.61% of the existing issued share capital of the Company. Immediately after completion of the Share Subscriptions (which include the Investor Subscriptions described above), CEA Holding will hold new H shares representing approximately 14.01% of the issued share capital of the Company as enlarged by the issue of the Investor Subscription Shares and the CEA Holding Subscription Shares. Taking into account the 2,904,000,000 A Shares it already holds (which A Shares represent approximately 59.67% of the existing issued share capital of the Company), CEA Holding will hold an aggregate of 4,004,418,000 shares in the Company, representing 51.00% of the Company’s enlarged issued share capital.

Application will be made by the Company to the Stock Exchange for the granting of the listing of, and permission to deal in, all the CEA Holding Subscription Shares.

Subscription price

HK$3.80 per H Share. The aggregate subscription price of HK$4,181,588,400 will be payable in cash upon completion of the CEA Holding Subscription. The subscription price was agreed after arm’s length negotiations between the parties.

The subscription price per H Share under the CEA Holding Subscription is the same as that under the Investor Subscriptions. As mentioned in the section headed “SUBSCRIPTION OF NEW H SHARES BY SIA AND TEMASEK - Investor Subscription Agreement dated 9 November 2007 -Subscription price” above, the subscription price of HK$3.80 per H Share under the Investor Subscriptions was agreed after arm’s length negotiations between the parties, and it represents a premium of 1.9% as compared to the closing price per H Share on the last trading day prior to the suspension of trading in the Company’s shares on 22 May 2007. The subscription of new H Shares by CEA Holding under the CEA Holding Subscription is intended primarily to serve a policy purpose, that is, to enable CEA Holding (a PRC entity) to maintain absolute majority control of 51.00% in the issued share capital of the Company despite the dilution effect resulting from the Investor Subscriptions. It is considered appropriate therefore for the subscription price per H Share under the CEA Holding Subscription to be the same as that under the Investor Subscriptions. Taking into account the benefits that the Share Subscriptions as a whole will bring to the Company (described in more details in the section headed “REASONS FOR AND BENEFITS OF THE SHARE SUBSCRIPTIONS” below), the Directors are of the view that the subscription price of HK$3.80 per H Share under the CEA Holding Subscription is fair and reasonable and in the interests of the shareholders of the Company as a whole.

Conditions precedent

Completion of the CEA Holding Subscription is conditional upon certain conditions which include:

(1)
the receipt of all the licenses, authorisations, permits, consents and approvals from the relevant approval authorities and other relevant approvals for the CEA Holding Subscription and the transactions contemplated under the CEA Holding Subscription Agreement;

(2)
the approvals by the shareholders of the Company at a general meeting and class meetings for the issue of new H Shares pursuant to the CEA Holding Subscription and for the adoption of the revised articles of association of the Company;

(3)	simultaneous completion of the Investor Subscriptions; and

(4)	the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the CEA Holding Subscription Shares.

Completion will take place on the second business day after the satisfaction of the conditions precedent or on such other date as the parties may agree.

SHAREHOLDERS AGREEMENT AMONG CEA HOLDING, SIA AND TEMASEK

Simultaneously with the entering into of the subscription agreements, CEA Holding entered into a Shareholders Agreement with SIA and Temasek. Under the Shareholders Agreement, CEA Holding, SIA and Temasek have agreed on certain matters relating to the Company and their respective shareholding interests in the Company.

Shareholders Agreement dated 9 November 2007

Parties

(1)	CEA Holding.

(2)	SIA.

(3)	Temasek.

Key terms of the Shareholders Agreement

–	Board representation

Subject to the size of the Board having 14 seats pursuant to the articles of association of the Company, SIA has the right to nominate two persons as Directors and the number of SIA-nominated Directors shall change proportionally if the shareholding of SIA in the Company changes. Notwithstanding the foregoing, SIA has the right to nominate at least one person to the Board for so long as the number of the Company’s shares held beneficially by SIA and/or its nominees does not fall below 5% of the total registered capital of the Company.

Temasek has the right to nominate one person as a Director for so long as the number of the Company’s shares held beneficially by Temasek and/or its nominees does not fall below 5% of the total registered capital of the Company.

–	Board committee representation

For so long as SIA will be entitled to nominate at least one Director to the Board, SIA will have the right to nominate one person to each of the Board committees.

Temasek has the right to nominate one person to the finance committee and the planning and development committee of the Board for so long as the number of the Company’s shares held beneficially by Temasek and/or its nominees does not fall below 5% of the total registered capital of the Company.

–	Consultation rights

CEA Holding will not, without prior consultation with SIA and Temasek, exercise its voting rights, or cause any Director nominated by it to exercise his vote, in favour of any resolution in respect of the winding up of the Company or its subsidiaries or in relation to the merger or consolidation of the Company with or into any other person, or the disposal of all or substantially all of the shares, assets or business of the Company.

–	Transfer restrictions

SIA and Temasek have undertaken to CEA Holding to be subject to the same transfer restrictions as those undertaken by them under the Investor Subscription Agreement. The transfer restrictions in the Shareholders Agreement will cease if the equivalent restrictions in the Investor Subscription Agreement are terminated.

CEA Holding has undertaken not to dispose of any of CEA Holding Subscription Shares and any Additional Shares arising therefrom within the Lock-up Period. The transfer restrictions on CEA Holding will cease to apply to CEA Holding if the transfer restrictions on SIA and Temasek in the Shareholders Agreement cease to apply to SIA and Temasek.

–	Right of first refusal

SIA has the right of first refusal over the CEA Holding Subscription Shares and any Additional Shares therefrom to be sold by CEA Holding (other than transfers by CEA Holding to its wholly-owned subsidiaries).

CEA Holding has the right of first refusal over SIA’s Investor Subscription Shares, Additional Shares and the securities acquired by SIA pursuant to the anti-dilution right described above to be sold by SIA (other than transfers by SIA to its wholly-owned subsidiaries).

–	Non-competition

CEA Holding has undertaken not to sell any securities of the Company to any competitor of SIA or any affiliate of such competitor. CEA Holding has also undertaken that it will not make any investments in, or provide certain types of financing to, any competitor of SIA or any affiliate of such competitor (other than a PRC airline company or an affiliate of a PRC airline company).

SIA has given similar non-competition undertakings in Shareholders Agreement as those given by it in the Investor Subscription Agreement.

–	Undertaking to vote

To the extent applicable to it and subject to applicable laws, each of SIA, Temasek and CEA Holding has undertaken to exercise their respective voting rights, and procure that any director of the Company nominated by them to exercise their voting rights and other powers and authorities, to give effect to the arrangements as stipulated in the Shareholders Agreement and the Investor Subscription Agreement.

–	Termination of strategic investor rights

The consultation right of SIA, the right of first refusal of SIA and the rights of SIA with respect to non-competition will terminate if SIA ceases to hold (subject to certain cure periods) at least 10% of the issued share capital of the Company. The consultation right of Temasek will terminate if Temasek ceases to be entitled to nominate a Director to the Board under the Shareholders Agreement.

Subject to certain exceptions, the Shareholders Agreement will come into force and effect on completion of the Investor Subscriptions.

STRATEGIC COOPERATION BETWEEN THE COMPANY AND SIA

Simultaneously with the entering into of the subscription agreements, the Company and SIA entered into a Cooperation Agreement and a Personnel Secondment Agreement setting out the long term broad-based cooperation between the Company and SIA for the purpose of their mutual strategic development in a number of areas.

The Cooperation Agreement sets out the key areas of strategic alliance and cooperation between the Company and SIA including flight operations, procurement, marketing, secondment of personnel, code sharing, human resources, training and technical engineering.

The Personnel Secondment Agreement provides for detailed terms which would apply to the secondment by SIA of executive personnel to certain positions in the Company, including the determination of the duration of such secondment and the rights and responsibilities of the parties relating to such secondment.

Unless otherwise agreed between the parties, the Cooperation Agreement and Personnel Secondment Agreement are expected to take effect on the date of completion of the Investor Subscriptions.

RANKING OF THE NEW H SHARES TO BE ISSUED

The new H Shares to be issued pursuant to the Share Subscriptions will rank, upon issue, pari passu in all respects with the H Shares in issue at the time of issue and allotment of such new H Shares. The shareholding structures of the Company immediately prior to, and immediately after, completion of the Share Subscriptions are as follows:

Shareholding structure of the Company immediately prior to
completion of the Share Subscriptions

Shareholding structure of the Company immediately
after completion of the Share Subscriptions

Shareholding structure of the Company
in terms of numbers of shares

	CEA Holding (A Shares)	CEA Holding (H Shares)	SIA (H Shares)	Temasek (H Shares)	Public (A Shares)	Public (H Shares)	Total

Current shareholding	2,904,000,000	0	0	0	396,000,000	1,566,950,000	4,866,950,000
% of total shares Outstanding	59.67%	0%	0%	0%	8.14%	32.19%	100%
Number of new H shares issued	0	1,100,418,000	1,235,005,263	649,426,737	0	0	2,984,850,000
Post-subscription shareholding	2,904,000,000	1,100,418,000	1,235,005,263	649,426,737	396,000,000	1,566,950,000	7,851,800,000
% of total shares outstanding	36.99%	14.01%	15.73%	8.27%	5.04%	19.96%	100%

INFORMATION ABOUT THE PARTIES

SIA is an international airline company incorporated and based in the Republic of Singapore whose shares are listed and traded on the Singapore Exchange Securities Trading Limited.

Temasek is a company incorporated in the Republic of Singapore and is an indirect, wholly-owned subsidiary of Temasek Holdings (Private) Limited. As at 31 October 2007, Temasek Holdings (Private) Limited holds approximately 54.60% of the total issued share capital of SIA. The principal activities of Temasek and Temasek Holdings (Private) Limited are investment holding.

SIA and Temasek are third parties independent of the Company and its connected persons.

CEA Holding is a state-owned enterprise established in the PRC. The principal activities of CEA Holding are investment holding.

The Company is an international airline company incorporated in the PRC whose H Shares, A Shares and American depository shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively.

REASONS FOR AND BENEFITS OF THE SHARE SUBSCRIPTIONS

In recent years, the Chinese aviation industry has experienced rapid growth and development. At the same time, the competition in the airline industry has become intense.

The Company feels the necessity and importance to improve its management and operation, and to strengthen its products’ competitiveness in the international aviation market. The Company believes that through the Investor Subscriptions, it will significantly benefit from the strategic cooperation with SIA and Temasek and from the capital injection.

Through the strategic partnership, the Company and SIA will engage in long term cooperation in a number of areas, including flight, maintenance and repair, procurement, marketing, secondment of personnel, code sharing, human resources, training and technical engineering. It is expected that the strategic cooperation will enable the Company to achieve greater passenger traffic flow and revenue generation, attain higher levels of customer service, and realize increased efficiency and cost savings through the coordinated activities and operations between the Company and SIA.

Through the strategic partnership, the Company will have access to SIA’s extensive international network which enables the Company to expand its international business rapidly and effectively. Leveraging SIA’s world renowned brand name and successful experience in airline operations and management, the Company will be able to further enhance the effectiveness of its operations, improve its products and services, strengthen its financial performance and brand value. More directly, the capital injection through the Investor Subscriptions will help improve the Company’s capital structure and financial and operational position. Besides, the Company will benefit from Temasek’s superior expertise in financial and investment management.

This strategic partnership will introduce world-class management and operation experience to China’s domestic airline industry, significantly raise Chinese airlines’ profile and brand image in the international markets, and promote healthy competition in China’s domestic airline industry. For domestic and international passengers, the partnership will in time create tremendous value through, among other things, the offering of a greater variety of air routes and flight options, more convenient reservation and ticketing systems and improved flight operation and service quality.

The Directors believe that the terms of the Share Subscriptions are fair and reasonable and in the interests of the shareholders of the Company as a whole.

RECENT FUND RAISING ACTIVITIES AND USE OF PROCEEDS

The Company has not conducted any fund raising activities within the 12 months immediately prior to the date of this announcement. The total proceeds of the Share Subscriptions will be approximately HK$11,342,430,000 before deduction of expenses. The proceeds are currently intended by the Company for use in improving products of the Company, enhancing service quality, and increasing efforts on staff training, including among other things introducing new aircraft, improving on-flight atmosphere, streamlining flight connection services, improving facilities and related services at VIP lounges.

IMPLICATIONS UNDER THE LISTING RULES

The issue of new H Shares pursuant to the Share Subscriptions (which comprises the Investor Subscriptions and the CEA Holding Subscriptions) will constitute a variation of class rights of the holders of A Shares and the holders of H Shares under the articles of association of the Company. Pursuant to the articles of association of the Company and Rule 19A.38 of the Listing Rules, the issue of such new H Shares is required to be subject to approvals of shareholders of the Company by way of special resolutions at a general meeting and separate class meetings. At the general meeting convened for the purpose of approving the issue of new H Shares pursuant to the Share Subscriptions, since the Investor Subscriptions and the CEA Holding Subscription are inter-conditional, CEA Holding and its associates will abstain from voting. Likewise, at the class meeting of holders of A Shares convened for the purpose of approving the issue of new H Shares pursuant to the Share Subscriptions, since the Investor Subscriptions and the CEA Holding Subscription are inter-conditional, CEA Holding and its associates will also abstain from voting.

Independently of the approval requirements mentioned above, since CEA Holding is the controlling shareholder, and hence a connected person of the Company, the issue of new H Shares to CEA Holding pursuant to the CEA Holding Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that Chapter. Thus, an Independent Board Committee comprising the independent non-executive directors of the Company will be formed to advise Independent Shareholders of the Company on the terms of the CEA Holding Subscription. An independent financial adviser will, in accordance with the Listing Rules, be appointed to advise the Independent Board Committee and the Independent Shareholders on the same. For the purpose of Chapter 14A of the Listing Rules and in respect of the CEA Holding Subscription, the Company will convene a general meeting for the Independent Shareholders to consider and, if thought fit, to approve the issue of new H Shares to CEA Holding pursuant thereto.

A circular containing further details of the Investor Subscriptions and the CEA Holding Subscription as well as other related matters (including proposed consequential changes to the articles of association of the Company and the proposed appointment of new directors, in both cases effective upon the completion of the Share Subscriptions), together with notices of the various shareholders meetings, will be issued by the Company and despatched to its shareholders in due course.

At the request of the Company, trading in the H Shares of the Company on the Stock Exchange was suspended with effect from 9:30 a.m. on 5 November 2007 pending the release of this announcement. The Company has made an application to the Stock Exchange for the resumption of trading in its shares on the Stock Exchange with effect from 9:30 a.m. on 12 November 2007.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“A Shares”	means the ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00 each, which are subscribed for and paid up in Renminbi and are listed on the Shanghai Stock Exchange;

“Additional Shares”	means additional shares arising from the Investor Subscription Shares or, as the case may be, the CEA Holding Subscription Shares, as a result of an equity reorganization of the Company;

“associates”	has the meaning ascribed thereto under the Listing Rules;

“Board”	means the board of directors of the Company;

“CEA Holding”
means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company holding approximately 59.67% of its issued share capital as at the date of this announcement;

“CEA Holding Subscription”	means the subscription for new H Shares in the Company by CEA Holding pursuant to the CEA Holding Subscription Agreement;

“CEA Holding Subscription Agreement”
means the subscription agreement dated 9 November 2007 between CEA Holding and the Company under which the CEA Holding agrees to subscribe for, and the Company agrees to issue, 1,100,418,000 new H Shares at the subscription price of HK$3.80 per share;

“CEA Holding Subscription Shares”	means the 1,100,418,000 new H Shares subscribed for by CEA Holding pursuant to the CEA Holding Subscription Agreement;

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person”	has the meaning ascribed thereto under the Listing Rules;

“Cooperation Agreement”	means the cooperation agreement dated 9 November 2007 between the Company and SIA;

“Directors”	means the directors of the Company;

“Group”	means the Company and its subsidiaries;

“H Shares”
means the ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than Renminbi and are listed on the Stock Exchange;

“Independent Board Committee”	means the independent board committee of the Company to be formed to advise the Independent Shareholders in relation to the CEA Holding Subscription;

“Independent Shareholders”	means the shareholders of the Company, other than CEA Holdings and its associates;

“Investor Subscriptions”	means the subscriptions for new H Shares in the Company by SIA and Temasek pursuant to the Investor Subscription Agreement;

“Investor Subscription Agreement”
means the subscription agreement dated 9 November 2007 among  the Company, SIA and Temasek under which (1) SIA agrees to subscribe for, and the Company agrees to issue, 1,235,005,263 new H Shares, and (2) Temasek agrees to subscribe for, and the Company agrees to issue, 649,426,737 new H Shares, in each case at the subscription price of HK$3.80 per share;

“Investor Subscription Shares”
means the 1,235,005,263 new H Shares in the Company subscribed for by SIA and the 649,426,737 new H Shares in the Company subscribed for by Temasek, in each case pursuant to the Investor Subscription Agreement;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Lock-up Period”	means a period of three years from the date of completion of the Investor Subscriptions;

“Personnel Secondment Agreement”	means the personnel secondment agreement dated 9 November 2007 between the Company and SIA;

“PRC”	means the People’s Republic of China;

“Share Subscriptions”
means (1) the subscriptions for new H Shares in the Company by SIA and Temasek pursuant to the Investor Subscription Agreement and (2) the subscription for new H Shares in the Company by CEA Holding pursuant to the CEA Holding Subscription Agreement;

“Shareholders Agreement”	means the shareholders agreement dated 9 November 2007 between CEA Holding, SIA and Temasek;

“SIA”	means Singapore Airlines Limited, a company incorporated in the Republic of Singapore, whose shares are listed on the Singapore Stock Exchange;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“Temasek”	means Lentor Investments Pte. Ltd., an indirect, wholly owned subsidiary of Temasek Holdings (Private) Limited. By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Li Fenghua Chairman

The Directors, as at the date of this announcement, are:
Li Fenghua (Chairman, Non-executive Director)
Li Jun (Vice Chairman, Non-executive Director)
Luo Chaogeng (Non-executive Director)
Cao Jianxiong (President, Executive Director)
Luo Zhuping (Executive Director)
Hu Honggao (Independent non-executive Director)
Peter Lok (Independent non-executive Director)
Wu Baiwang (Independent non-executive Director)
Zhou Ruijin (Independent non-executive Director)
Xie Rong (Independent non-executive Director)

Shanghai, the People’s Republic of China
9 November 2007

“Please also refer to the published version of this announcement in China Daily”